Form C

Cover Page

Name of issuer:

Vampr Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/8/2016

Physical address of issuer:

3110 Main St
Santa Monica CA 90405

Website of issuer:

https://www.vampr.me

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

2,821

Price:

$17.72940

Method for determining price:

Dividing pre-money valuation $9,600,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,014.63

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$577,606.12

Deadline to reach the target offering amount:

2/5/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$453,966.00	$293,860.00
Cash & Cash Equivalents:	$357,045.00	$28,282.00
Accounts Receivable:	$13,559.00	$67,292.00
Short-term Debt:	$122,539.00	$66,548.00
Long-term Debt:	$156,080.00	$0.00
Revenues/Sales:	$17,000.00	$93,494.00
Cost of Goods Sold:	$17,417.00	$69,403.00
Taxes Paid:	$0.00	$922.00
Net Income:	($320,885.00)	($268,427.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Vampr Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Barry Palmer	Director	Weyo	2016
David Rickert	Director	BroadData Conferencing	2020
Joshua Simons	CEO	Vampr Inc.	2016
Russell Colman	Director	Vampr Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Barry Palmer	COO	2016
Joshua Simons	CEO	2016
Chris Lowe	CTO	2019
Russell Colman	Treasurer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Bandlink Pty Ltd	425173.0 Common Stock	92.93

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company and Its Business

We have a limited operating history.

We have only been in business since 2015. While in that time we have gone from concept to over 500,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

We depend on the efforts of our small management team.

We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.

Ever since the collapse of MySpace, there have been many entrants trying to reach the same target audience as us and provide similar services. Additionally, we recognize that the large platforms for creative artists might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

We may not be able to maintain and enhance our brand.

Maintaining and enhancing our brand is critical to expanding our base of users. Our brand image will depend on our ability to provide users with an environment in which creatives are easily able to seek out and find other professional musicians for collaborative projects and professional advancement. If we fail to successfully maintain and enhance the Vampr brand, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

We need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in this space expands. Successfully promoting and positioning our brand, and network will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depends on the reliable performance of the Vampr App and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If Vampr is unavailable when users attempt to access it, users may not continue using the app.

We rely on third party developers and third party providers of network infrastructure.

Our developers and network infrastructure are provided by third party contractors. We rely on those third parties to fulfil their obligations under existing agreements. Should those third parties not fulfil their obligations to Vampr we may be required to find other third parties, if any are available. Our financial results could be negatively affected if we are required to change developers and network infrastructure providers.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

Regulation of social-network platforms may be forthcoming.

Currently, there is a significant amount of debate by lawmakers regarding the obligations of social-network platforms and whether they should be subject to regulation. While we do not expect those debates to impact how users interact with each other and use our network, such actions could reduce advertiser interest, potentially impacting our revenues.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of Vampr, including in the operations undertaken by Vampr Pty Ltd., and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

Our founder and Chief Executive Officer, through Bandlink Pty Ltd, owns a majority of our outstanding stock.

Bandlink Pty Ltd ("Bandlink") is currently the majority owner of Vampr Inc. Bandlink is a related party that is controlled by our founder and CEO, Josh Simons. As a result, Mr. Simons will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Simons will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors Demand for our products
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

Risks Relating to Our Regulation Crowdfunding Securities

Any valuation at this stage is difficult to assess.

The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We include projections of future plans and performance in this Form C and our offering page.

Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected user growth, along with projected income and net revenue in our offering materials. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

The amount of capital we raised in this concurrent offering under Regulation Crowdfunding and Rule 506(c) of Regulation D may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in this concurrent offering under Regulation Crowdfunding and Rule 506(c) of Regulation D. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

We intend to undertake additional equity or debt financing in the future that may dilute your investment in this offering.

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in this offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

You will not have significant influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

We may consider a future offering under Regulation A, and more information may be available to investors in that offering.

We may in the future explore an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake.

Moreover, any Regulation A offering would include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods.

We cannot guarantee that you would not have made a different investment decision if you were presented with the information that would be available in the Regulation A offering statement.

Investors from our previous Regulation CF offering should note that undertaking an offering under Regulation A does not automatically result in the conversion of the SAFEs into the Common Stock of the company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

Our financial statements were prepared on a going concern basis.

We have sustained net losses of for the years ended December 31, 2019 and 2018, respectively, and are not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise capital or generate enough revenue to fulfil the company's objectives with respect to the Vampr application software. No assurance can be given that we will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Investors will have to subscribe to multiple agreements in order to invest in this offering.

In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the “Custodian and Voting Agreement”), under which XX Investments, LLC (the “Custodian”) will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering.

The Custodian will vote the shares as directed by a “Lead Investor” appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company’s Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

You will not hold title to the purchased securities, instead, title will be held by the Custodian.

Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

No regulator has given their approval of the form of the arrangement with the Custodian.

The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

By executing the subscription agreement in this offering, investors will join as Stockholders under our Series Seed-2 Investors' Rights Agreement.

The company has established an Investors' Rights Agreement for each new stockholder to the company in this offering. The agreement provides for among, other items, participation rights in future offerings, acceptance of any acquisition terms approved by the majority of stockholders, and a voting proxy granted to our CEO, Josh Simons.

Russell Colman and Barry Palmer are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,015**

Use of Proceeds:

App Development - $11,797;

Sales and Working Space - $1,277;

Marketing - $6,918;

IT Operational - $463;

Administrative Services - $220;

Management (Wages and Bandlink Services) - $6,325;

Offering Expenses - $20,013.76;

Platform Fees - $3,000.87

If we raise: **$250,000**

Use of Proceeds:

App Development - $93,942;

Sales and Working Space - $10,166;

Marketing - $55,085;

IT Operational - $3,684;

Administrative Services - $1,750;

Management (Wages and Bandlink Services) - $50,373;

Offering Expenses - $20,000;

Platform Fees - $15,000

If we raise: **$577,606**

Use of Proceeds:

App Development - $228,500;

Sales and Working Space - $24,725;

Marketing - $134,000;

IT Operational - $8,960;

Administrative Services - $4,255;

Management (Wages and Bandlink Services) - $122,514;

Offering Expenses - $19,995.76;

Platform Fees - $34,656.36

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $9,600,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Vampr Inc. is offering up to 32,579 shares of Series Seed-2 Preferred Stock at a price per share of $17.7294.

The campaign maximum is $577,611 and the campaign minimum is $50,000.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed-2 Preferred	48,000	0	No
Common Stock	1,105,000	425,853	Yes
Series Seed Preferred	32,000	31,689	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	10%

Describe any other rights:

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors. In addition, holders of Common Stock have the exclusive right to elect three of the Company's directors.

Right to Receive Liquidation Distributions

Subject to the rights of the holders of our Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Series Seed Preferred Stock

Voting Rights

Holders of Series Seed Preferred Stock are entitled to the number of votes equal to the number of whole shares of common Stock into which the shares of Series Seed Preferred Stock would convert. In addition, holders of Series Seed Preferred Stock have the exclusive right to elect one of the Company's directors.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Series Seed Preferred Stock on a pro rata basis by the number of shares held by each holder, until the holders have received their liquidation preference as identified in the Company's Amended and Restated Certificate of Incorporation. Any remaining funds will then be distributed among the holders of Common Stock.

Rights and Preferences

So long as 25% of the initial issued shares of Series Seed Preferred Stock remain outstanding, the Company may only take certain actions after approval by the holders of the Series Seed Preferred Stock. These actions include (1) altering the rights of the preferred stock in our certificate of incorporation or bylaws, (2) redeeming or repurchasing any shares of stock, or (3) declaring any dividend.

Conversion Rights

The Series Seed Preferred Stock is convertible into the Common Stock of the Company.

Series Seed-2 Preferred Stock

Voting Rights

Holders of Series Seed-2 Preferred Stock are entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed-2 Preferred Stock would convert. Holders receiving their shares in this offering will join to an Investors' Rights Agreement, thereby appointing the Company's CEO, Josh Simons, the right to vote the shares of Series Seed-2 Preferred Stock held by any holder.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment to all creditors of the Company, the remaining assets of the Company available for distribution to its stockholders will be distributed first among the holders of Preferred Stock on a pro rata basis by the number of shares held by each holder, until the holders have received their liquidation preference as identified in the Company's Amended and Restated Certificate of Incorporation. Any remaining funds will then be distributed among the holders of Common Stock.

Conversion Rights

The Series Seed-2 Preferred Stock is convertible into the Common Stock of the Company.

The SAFE Notes

We have issued a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE provides SAFE holders the right to convert their SAFE into a class of common stock in the Company ("Class-CF Common Stock"), when and if the Company makes an equity offering raising at least $5,000,000. The anticipated terms of such Class-CF Common Stock are outlined below. In the event that the Company does not undertake such an offering, the SAFE may convert to fully-voting Common Stock in the Company in the event of a change of control of the Company (such as an acquisition of the Company) or an initial public offering ("IPO") of the Company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a Common Stock offering, register an IPO or get acquired by another company, the SAFE may expire without investors receiving any return at all.

Terms of the SAFE Notes

The terms of the SAFE provide for an automatic conversion into a shadow series of Class-CF Common Stock in the event we undertake a future equity financing raising at least $5,000,000. Included in the SAFE are certain defined terms that are important to the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Purchase Amount" – means the amount invested by each investor in this offering.

"Discount Rate" – means the percentage at which the per share price of a future Common Stock financing will be multiplied by to determine the per share price for holders of SAFEs.

"Valuation Cap" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFEs in the event of a future Common Stock financing.

Procedure for Conversion to Common Stock

SAFE holders will receive a number of shares of Class-CF Common Stock calculated using the method that results in the greater number of shares of Class-CF Common Stock:

(i) the Purchase Amount, divided by the price of the capital stock issued to new investors multiplied by the Discount Rate of 20%, or 30%, depending on the specific SAFE issued; or

(ii) if the valuation for the company is more than $7.5 million (the "Valuation Cap"), the amount principal value of the SAFE divided by the quotient of (a) the Valuation Cap divided by (b) the total number of authorized and issues shares of the Company's capital stock at that time on a fully diluted basis. For some holders, the Valuation Cap for the purposes of the conversion formula in this paragraph will be $6.75 million.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the Company's capitalization will be measured on a fully diluted basis. This means that the capitalization will included all shares of the capital stock of the Company outstanding at the time of the conversion, plus the number of shares of the Company's capital stock reserved for issuance under any adopted equity incentive or similar plan of the Company, and any shares of the Company's capital stock issuable upon the exercise or conversion of all outstanding option, warrants, and other convertible securities. This would include any equity incentive plan that is created at the time of, or modified at the time of the offering of Preferred Stock. The calculation of the capitalization of the Company would not include shares issuable upon conversion of existing SAFE.

Cash or Conversion upon Liquidity Event

If the Company registers an IPO or is acquired by, merged with, or otherwise taken over by another company or new owners prior to SAFE holders receiving Common Stock (the "Liquidity Event"), SAFE holders will receive, at their option, either:

(i) cash in the amount of the Purchase Amount; or

(ii) shares of Common Stock equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the number of outstanding shares of the Company's capital stock immediately prior to the Liquidity Event, including capital stock issuable upon exercise or conversion of all outstanding option, warrants and other convertible securities, but excluding any shares of the Company's capital stock reserved for future grant under any equity incentive plan, issued SAFEs, or convertible promissory notes. This quotient is referred to as the "Liquidity Price". SAFE holders should note this is different than the calculation of the number of outstanding shares for the conversion to Preferred Stock.

If there is not enough cash available to pay other holders of Common Stock and SAFE holders who choose option (i), funds will be distributed first to other holders of Common Stock and then holders of the SAFEs on a pro-rata basis. Any outstanding balances owed to SAFE holders will result in SAFE holders receiving the number of shares of Common Stock equal to the remaining Purchase Amount divided by the Liquidity Price. In this scenario, the amounts payable to SAFE holders may be reduced under certain circumstances, such that SAFE holders may not recoup part or all of their investment from the Company.

Right to Distribution upon Liquidation

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Common Stock, the Company will pay first the other holders of existing Preferred Stock, based on the terms of the Company's Amended and Restated Certificate of Incorporation, and then holders of the SAFEs. These payments will occur before any distributions to holders of Common Stock. If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, SAFE holders may not recoup part or all of their investment from the Company.

Repurchase of the SAFEs

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company has the option to repurchase from SAFE holders for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company.

Voting Rights

There are no voting rights associated with the SAFEs. In the event of a conversion to Common Stock, SAFE holders will receive a class of Common Stock for which all voting rights will be granted by irrevocable proxy to the company's CEO.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/31/18
Amount	$534,447.00
Interest rate	5.5% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/19

Convertible note issued by Bandlink Pty Ltd. Vampr Inc is not liable for the convertible note.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Other	Convertible Note	$534,447	General operations
1/2020	Regulation Crowdfunding	SAFE	$492,389	General operations
1/2020	Regulation D, Rule 506(b)	Preferred stock	$503,098	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Bandlink Pty Ltd
Amount Invested	$0.00
Transaction type	Other
Issue date	05/03/19
Relationship	Parent company

The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month. By mutual agreement, this monthly payment was reduced to $5,000 AUD per month effective as of April 1, 2020

Name	Bandlink Pty Ltd
Amount Invested	$0.00
Transaction type	Other
Issue date	05/02/19
Relationship	Parent company

The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock

Name	Bandlink Pty Ltd
Amount Invested	$78,100.00
Transaction type	Priced round
Issue date	10/14/19
Relationship	Major shareholder with shared management

Conversion of interim loan to Preferred Stock

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Milestones

Vampr Inc. was incorporated in the State of Delaware in December 2016.

Since then, we have:

- Facilitated over 6 million professional connections in 198 countries
- Raised half a million dollars from our customers in one of 2019's blockbuster crowdfunding campaigns
- Raised an additional $1.5M in funding from music industry executives and angels
- Named in Apple's Best of 2017 apps list
- Multi-award winning platform

Historical Results of Operations

Our company was organized in December 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $17,000 compared to the year ended December 31, 2018, when the Company had revenues of $93,494. Our gross margin was -2.45% in fiscal year 2019, compared to 25.77% in 2018. The decrease in revenues was a result of our focus on crowdfunding and a reliance on organic user acquisition. We have since restarted paid user acquisition and begun to monetize our services through Vampr Pro, which launched in Q3 2020.
- *Assets.* As of December 31, 2019, the Company had total assets of $453,966, including $357,045 in cash. As of December 31, 2018, the Company had $293,860 in total assets, including $28,282 in cash. The primary source of our cash assets has been investor financing, as described under "Liquidity & Capital Resources".
- *Net Loss.* The Company has had net losses of $320,885 and net losses of $268,427 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. In addition to reduced revenues as described above, expenses increased as a result of the promotional costs associated with crowdfunding and a commissioned external audit of our existing back-end technical infrastructure ahead of rebuilding the Vampr App in 2020.
- *Liabilities.* Vampr Inc.'s liabilities totaled $278,619 for the fiscal year ended December 31, 2019 and $66,548 for the fiscal year ended December 31, 2018 while the related entity combined liabilities totaled $807,091 for the fiscal year ended December 31, 2019 and $600,995 for the fiscal year ended December 31, 2018. We report these under GAAP standards but these additional liabilities are not held against Vampr Inc.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As noted above, at December 31, 2019 we had $357,045 in cash on hand available for use. The cash on hand came from the receipt of $156,080 from our Regulation Crowdfunding offering, and $279,987 from the sale of preferred stock to accredited investors. Those offerings continued into January 2020, in which we closed on an additional $336,309 from the Regulation Crowdfunding offering, and $145,010 from the sale of preferred stock. We used this capital to fund development, marketing and management through all of 2020.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use proceeds raised from this next Regulation Crowdfunding Offering as set forth in the Form C as lodged on EDGAR in October 2020 under "Use of Funds". This includes a focus on app development and marketing, without us being committed to any particular expenses.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. During the current Reg CF raise period Vampr may undertake a concurrent Reg D raise where the company would intend to offer the same Series Seed-2 Preferred Stock to raise approximately $200,000 more than our permissible raise total of $577,611 under Reg CF.

Following this current raise, our goal is to not require any additional capital raises for the next 13 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vampr Inc. cash in hand is $335,830, as of October 2, 2020. Over the last three months, revenues have averaged $1000/month, and an average burn rate of $73,000 per month. Our intent is to be profitable in 12-15 months.

We replaced our CTO, and commissioned an external review of all Vampr technology and its scalability. Upon conclusion of said review we centralized all developer resources to work in the same building, increasing productivity and workflow efficiency.

We built and released Vampr Pro and have captured our first paying customers as of August 2020. With a subscription business model we can reasonably expect our Monthly Recurring Revenue (MRR) to increase month over month.

Over the next 6 months our forecasts project user generated income of $135,883 and operational expenses of $458,320. This projection assumes that we reach our goal of converting 3% of Monthly Active Users into Vampr Pro members in the next 6 months. We believe this is an achievable goal because of the services and benefits provided to Vampr Pro users. If we convert 1.5% of users, our forecasted user generated income would be $87,043.

For more information about how we hope to become profitable, please see our campaign page here: http://wefunder.com/vampr

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.vampr.me/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Vampr Subscription Agreement October 2020

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Barry Palmer
- Chris Lowe
- David Rickert
- Joshua Simons
- Russell Colman

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Vampr Subscription Agreement October 2020

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Barry Palmer
- Chris Lowe
- David Rickert
- Joshua Simons
- Russell Colman

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vampr Inc.

By

Josh Simons

Co-founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Barry Palmer

Director

10/6/2020

Russell Colman

Treasurer

10/6/2020

Josh Simons

Co-founder and CEO

10/6/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.